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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                              MK Resources Company
                           (formerly MK Gold Company)
                                (Name of Issuer)

      Common Stock, $0.01 par value                           55305P 10 0
     (Title of class of securities)                          (CUSIP number)

                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                   May 9, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
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

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CUSP No.  527288 5 10 4                                                    13D
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
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [  ]
                                                                                                                         (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [  ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           80,674,273*
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      80,674,273*
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        80,674,273*

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [  ]
                    See Item 5.
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   88.5%*

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

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

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*    Includes 53,461,538 shares issuable upon conversion of the Company's indebtedness to Leucadia under the Credit Agreement between the parties outstanding at May 6, 2005.

Item 1.           Security and Issuer.
                  -------------------

           This Statement constitutes Amendment No. 11 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------

           On May 9, 2005, MK Resources filed an application to withdraw its Registration Statement on Form S-1 (File No. 333-116344) for its proposed offering of its Common Stock. As a result, pursuant to the terms of the Credit Agreement, as amended, between Leucadia and MK Resources, Leucadia has the right to convert from time to time all or a portion of the outstanding loans under the Credit Agreement into shares of Common Stock at a price of $1.30 per share.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

           (a)-(b) As of the date of this Amendment No. 11, Leucadia beneficially owns 80,674,273 shares of Common Stock (including 53,461,538 shares issuable upon conversion of outstanding loans under the Credit Agreement, based upon $69,500,000 outstanding under the Credit Agreement at May 6, 2005). The 80,674,273 shares of Common Stock represent approximately 88.5% of the outstanding Common Stock of the Company, together with 53,461,538 additional shares of Common Stock issuable upon conversion of outstanding loans under the Credit Agreement, which are deemed to be outstanding with respect to Leucadia. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

           (c)-(e) Not applicable.



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
                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 9, 2005

                                         LEUCADIA NATIONAL CORPORATION

                                         By:  /s/ Joseph A. Orlando
                                              ----------------------------------
                                              Name:   Joseph A. Orlando
                                              Title:  Vice President and Chief
                                                      Financial Officer







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